Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-210429

Dated January 23, 2019

Term Sheet

$1,500,000,000

3.650% Senior Notes due 2024

    This pricing term sheet supplements the preliminary prospectus supplement of Fifth Third Bancorp dated January 23, 2019 relating to the prospectus of Fifth Third Bancorp dated March 28, 2016.

Issuer:	Fifth Third Bancorp

Security:	3.650% Senior Notes due 2024

Expected Ratings*:	Baa1 (Moody’s) / BBB+ (S&P) / A- (Fitch)

Currency:	USD

Size:	$1,500,000,000

Security Type:	SEC Registered Senior Notes

Trade Date:	January 23, 2019

Settlement Date:	January 25, 2019 (T+2)

Maturity Date:	January 25, 2024

Coupon:	3.650%

Payment Frequency:	Semi-Annually

Interest Payment Dates:	January 25 and July 25 of each year, commencing July 25, 2019

Day Count Convention:	30/360

Optional Redemption:	The notes are not subject to repayment at the option of the holders prior to the maturity date. The Issuer may redeem the Senior Notes, in whole or in part, on or after the date that is 30 days prior to the maturity date at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Benchmark Treasury:	2.625% US Treasury due December 31, 2023

Benchmark Treasury Spot and Yield:	100-05; 2.591%

Spread to Benchmark Treasury:	+110 bps

Yield to Maturity:	3.691%

Price to Public:	99.814% of face amount

Proceeds (Before Expenses) to Issuer:	$1,491,960,000

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	316773 CX6 / US316773CX61

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Fifth Third Securities, Inc. Goldman Sachs & Co. LLC RBC Capital Markets, LLC

Co-Managers:	Academy Securities, Inc. R. Seelaus & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649, Fifth Third Securities, Inc. toll free at 1-800-950-4623, Goldman Sachs & Co. LLC toll free at 1-866-471-2526 or RBC Capital Markets, LLC toll free at 1-866-375-6829.

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